January 26, 2016

VIA EDGAR

CONFIDENTIAL

Kevin W. Vaughn, Accounting Branch Chief

Lory Empie, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Noah Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2014

Filed April 24, 2015

Response Dated November 4, 2015

File No. 001-34936

Dear Messrs. Vaughn and Empie:

Noah Holdings Limited (the “Company”) thanks the staff of the Securities and Exchange Commission (the “Staff”) for its review of and comments on the Company’s annual report on Form 20-F filed on April 24, 2015 (the “2014 Annual Report”) and its comments in its response letter dated January 12, 2016.

The Company’s responses to the Staff’s comments are set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company’s responses relate to the marked version of the 2014 Annual Report. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the 2014 Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2014

Asset Management Products, page 52

1.	We note the growth in your performance-based income in the third quarter of 2015 as reported in your Form 6-K filed November 17, 2015 such that your performance-based income represented 11.5% of your total revenues for the three months ended September 30, 2015. You state in your response to comment three of our letter dated August 20, 2015 that no single fund on its own is individually significant. You also state that you do not believe the disclosures requested in such prior comment three would be helpful to investors. However, given the increase in your performance-based income and the expectation that performance-based income will continue to become a more significant component of your income as your funds continue to mature along their life cycles, we believe that additional disclosure would be helpful to investors. Please address the following:

Page 2	January 26, 2016

•	Tell us and disclose in future filings the fund product type generating the performance-based fees for the periods presented, and identify the drivers of the fees recorded (i.e., fund liquidation or dates when investee funds are opened for redemption, dividend payment, etc.).

The Company respectfully advises the Staff that the fund product type generating performance-based fees include (1) real estate funds and real estate funds of funds, (2) private equity funds of funds, (3) other fixed income funds of funds, and (4) secondary market equity funds. For the first three product types, the fees are recognized at fund liquidation if the investment gain exceeds pre-determined performance-based thresholds. For secondary market equity funds, the fees are recognized based on any change of net asset value, when the funds are available for redemption, or at the date of dividend payments. Secondary market equity funds are contractually available for redemption on a monthly, quarterly, semi-annually or annual basis. Some funds are only available for redemption upon maturity.

To address the Staff’s comment, the Company intends to include in its future Form 20-F filings the following information (hereinafter referred to as the “Liquidation and Redemption Disclosure”) regarding product types and their liquidation dates, in substantially the same form set forth below (with such amendments as may be necessary to reflect changes in these businesses):

“The following tables summarize the AUM for each of our product types and their liquidation dates as of December 31, 2014 and 2015.

Product type	AUM as of December 31, 2014	Expected liquidation date is
		during the year ended December 31,			after January 1, 2018
		2015	2016	2017
	(RMB in billions)
Real estate funds and real estate funds of funds
Equity	6.4	1.8	0.9	1.7	2
Debt	—
Private equity funds of funds	6.9	—	0.2	—	6.7
Other fixed income funds of funds	1.8	1.3	0.4	—	0.1

Total	15.1	3.1	1.5	1.7	8.8

Page 3	January 26, 2016

	AUM as of December 31, 2015	Expected liquidation date is
		during the year ended December 31,			after January 1, 2019
Product type		2016	2017	2018
	(RMB in billions)
Real estate funds and real estate funds of funds
Equity
Debt
Private equity funds of funds
Other fixed income funds of funds

Total

Our secondary market equity funds are periodically available for redemption. The following table summarizes the different periods that our secondary market equity funds of funds opened for redemptions.

	As of December 31,
	2014	2015
	(RMB in billions)
Monthly	0.4
Quarterly	1.2
Semi-annually	—
Annually	0.4
As of maturity	0.2

Total	2.2

Dividend payments, if any, do not have direct impact on the accumulated net fair value fluctuation based on which performance-based income is calculated. Dates for dividend payments cannot be reasonably estimated for each fund.”

•	Given that real estate funds and private equity funds only generate performance-based fees at fund liquidation, discuss the range of planned fund life maturities and identify any other factors leading to liquidation of a fund prior to maturity.

To address the Staff’s comment, the Company intends to include the Liquidation and Redemption Disclosure above. To further address the Staff’s comment to discuss the range of planned life maturities and other factors leading to liquidation of a fund prior to maturity, the Company proposes to include the following description in its future Form 20-F filings, in substantially the same form set forth below (with such amendments as may be necessary to reflect changes in these businesses):

“It is rare for us to liquidate a fund prior to maturity. We will generally only liquidate a fund prior to maturity if (1) the underlying projects or investments end prior to liquidation, or (2) the return from investments is much lower than expectation, and it is in the best interest of the fund investors to liquidate such fund prior to maturity.”

Page 4	January 26, 2016

•	Quantify the number of funds and amount of historical assets under management (AUM) for those funds where liquidation is planned or expected in next year, and discuss any known trends or uncertainties that may impact recognition of future revenues for these funds. Refer to Item 303(a)(3)(ii) of Regulation S-K.

To address the Staff’s comment, the Company intends to include the Liquidation and Redemption Disclosure above.

The Company notes its obligations under Item 303(a)(3)(ii) of Regulation S-K and respectfully advises the Staff that it will include in its future Form 20-F filings, if relevant, any known trends or uncertainties that may impact recognition of future revenues for these funds. There were no such known trends or uncertainties that might have impacted recognition of revenues for the funds with performance-based income terms as of December 31, 2014. In particular, the Company respectfully advises the Staff that the expected liquidation of the historical AUM, which is presented in the proposed disclosure, provides a better indication of the potential revenue impact than the number of funds, since the performance-based fees are determined based on net asset value. The number of funds to be liquidated in the next year is not a driver of future revenues. Therefore, the Company believes that such disclosure will not be meaningful to investors.

•	For funds that generate performance-based fees solely at fund liquidation (e.g., real estate and private equity funds), revise your future filings to provide tabular quantification showing the number and historical AUM of funds separately for each year of expected liquidation by fund type. The total of AUM listed in the table for each fund type should reconcile back to the respective AUM subject to performance-based fees for those funds as quantified in the table presented in your response to the first bullet of prior comment three. If not, disclose the nature of any differences.

To address the Staff’s comment, the Company intends to include the Liquidation and Redemption Disclosure above.

•	Revise your future filings to provide a rollforward of the fair value of the AUM for secondary market fund of funds.

The Company will revise its future Form 20-F filings to include a roll-forward of the fair value of the AUM for secondary market equity fund of funds as set forth below:

Page 5	January 26, 2016

“The following table summarizes fair value of the AUM and the roll-forward for secondary market equity fund of funds for the years ended December 31, 2014 and 2015.

	Fair value of AUM as of January 1,	Funds inflow	Redemption	Dividend payments	Fair value change	Fair value of AUM as of December 31,
	(RMB in billions)
2014	—	2.3	—	—	0.3	2.6
2015	2.6

The fair value of the AUM and roll-forward of secondary market equity funds of funds were not material as of and for the year ended December 31, 2013.”

*            *             *

If you have any questions regarding this submission, please contact our compliance counsel, Mr. Alan Seem of Shearman & Sterling LLP, at +1-650-838-3753 or aseem@shearman.com or contact me, the Chief Financial Officer of the Company, at ching.tao@noahwm.com.

Very truly yours,

/s/ Ching Tao

Ching Tao

Enclosures

cc:	Jingbo Wang, Co-founder, Chairman and Chief Executive Officer, Noah Holdings Limited

Alan Seem, Shearman & Sterling LLP

Grant Pan, Deloitte Touche Tohmatsu Certified Public Accountants LLP